                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                       NETSCAPE COMMUNICATIONS CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    641149109
 ------------------------------------------------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)








                                 Page 1 of 20 Pages
                            Exhibit Index Contained on Page 17

   CUSIP NO. 641149109              13G                    Page 2 of 20 Pages


   1    NAME OF REPORTING PERSON
        SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kleiner Perkins Caufield & Byers VII, L.P., a California
                  Limited Partnership ("KPCB VII") 94-301863


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /  /   (b)  /X/

   3   SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION
           California Limited Partnership


                          5 SOLE VOTING POWER
      NUMBER OF                                                        - 0 -
       SHARES
     BENEFICIALLY         6 SHARED VOTING POWER
       OWNED BY                                                       960,000
        EACH              7 SOLE DISPOSITIVE POWER
     REPORTING                                                          - 0 -
       PERSON
        WITH              8 SHARED DISPOSITIVE POWER
                                                                      960,000

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                                                      960,000
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                          / /



   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          0.1%

   12   TYPE OF REPORTING PERSON*
                                                                           PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 641149109              13G                    Page 3 of 20 Pages


   1    NAME OF REPORTING PERSON
        SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KPCB VII Associates, L.P., a California Limited Partnership ("KPCB
                  VII Associates") 94-3203783


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /  /   (b)  /X/

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION
           California Limited Partnership

                         5 SOLE VOTING POWER
                                                                         - 0 -

                         6 SHARED VOTING POWER
                           960,000 shares are directly held by KPCB VII.
  NUMBER OF SHARES         KPCB VII Associates is the general partner of
  BENEFICIALLY OWNED       KPCB VII.
      BY EACH
  REPORTING PERSON       7 SOLE DISPOSITIVE POWER
          WITH                                                            - 0 -

                         8 SHARED DISPOSITIVE POWER
                           960,000 shares are held directly by KPCB VII. KPCB VII Associates is the general partner of KPCB VII.

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                                                        960,000
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                          /  /


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    0.1%

  12    TYPE OF REPORTING PERSON*
                                                                           PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP NO. 641149109                 13G                 Page 4 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kevin R. Compton

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /  /  (b) /X/


  3  SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                        5  SOLE VOTING POWER
                                                                        172,559

                        6  SHARED VOTING POWER
                           960,000 shares are directly held by KPCB VII.
    NUMBER OF              KPCB VII Associates is the general partner of
     SHARES                KPCB VII.  Mr. Compton is a general partner of
     BENEFICIALLY          KPCB VII Associates.  Mr. Compton disclaims
    OWNED BY EACH          beneficial ownership of the shares held directly by
   REPORTING               KPCB VII.
     PERSON
     WITH               7  SOLE DISPOSITIVE POWER
                                                                         172,559
                        8  SHARED DISPOSITIVE POWER
                           960,000 shares are directly held by KPCB VII.
                           KPCB VII Associates is the general partner of KPCB VII. Mr. Compton is a general partner of KPCB VII Associates. Mr. Compton disclaims beneficial ownership of the shares held directly by KPCB VII.

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                                                      1,132,559
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                          /  /



 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                         1.2%

 12   TYPE OR REPORTING PERSON*
                                                                          IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                    Page 5 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Brook H. Byers

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) /  /   (b) /X/
  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                         5 SOLE VOTING POWER
                                                                         90,536

                         6 SHARED VOTING POWER
                           979,635 shares of which 960,000 shares are directly
                           held by KPCB VII and 19,635 shares are held
                           indirectly through the Brook H. Byers Trust.  KPCB
                           VII Associates, L.P., a California Limited
       NUMBER OF           Partnership ("KPCB VI Associates") is the general
        SHARES             partner of KPCB VII.  Mr. Byers is a general partner
      BENEFICIALLY         of KPCB VII Associates.  Mr. Byers disclaims
     OWNED BY EACH         beneficial ownership of these shares.
       REPORTING
        PERSON           7 SOLE DISPOSITIVE POWER
         WITH                                                            90,536
                         8 SHARED DISPOSITIVE POWER
                           979,635 shares of which 960,000 shares are directly held by KPCB VII and 19,635 shares are held indirectly through the Brook H. Byers Trust.
                           KPCB VI Associates is the general partner of KPCB
                           VII.  Mr. Byers is a general partner of KPCB VII
                           Associates. Mr. Byers disclaims beneficial ownership of these shares.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,070,171
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.1%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                    Page 6 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vinod Khosla

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a) /  /  (b) /X/

  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                        5 SOLE VOTING POWER                             154,717

                        6 SHARED VOTING POWER
                          1,103,205 shares of which 960,000 shares are
                          directly held by KPCB VII and 143,205 shares are
                          indirectly held through the Vinod & Neeru Khosla
                          Trust.  KPCB VII Associates is the general partner
     NUMBER OF            of KPCB VII.  Mr. Khosla is a general partner of
       SHARES             KPCB VII Associates.  Mr. Khosla disclaims
    BENEFICIALLY          beneficial ownership of these shares.
   OWNED BY EACH
     REPORTING          7 SOLE DISPOSITIVE POWER                        154,717
       PERSON
        WITH            8 SHARED DISPOSITIVE POWER
                          1,103,205 shares of which 960,000 shares are directly held by KPCB VII and 143,205 shares are indirectly held through the Vinod & Neeru Khosla
                          Trust. KPCB VII Associates is the general partner of KPCB VII. Mr. Khosla is a general partner of KPCB VII Associates. Mr. Khosla disclaims beneficial ownership of these shares.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,257,922

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.3%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                    Page 7 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E. Floyd Kvamme

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /  /  (b) /X/

  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                      5 SOLE VOTING POWER                                62,662

                      6 SHARED VOTING POWER
                        960,000 shares are directly held by KPCB VII.  KPCB VII
                        Associates is the general partner of KPCB VII.
     NUMBER OF          Mr. Kvamme is a general partner of KPCB VII Associates.
       SHARES           Mr. Kvamme disclaims beneficial ownership of these
    BENEFICIALLY        shares.
   OWNED BY EACH
     REPORTING        7 SOLE DISPOSITIVE POWER                           62,662
       PERSON
        WITH          8 SHARED DISPOSITIVE POWER
                        960,000 shares are directly held by KPCB VII.  KPCB VII
                        Associates is the general partner of KPCB VII.
                        Mr. Kvamme is a general partner of KPCB VII Associates.
                        Mr. Kvamme disclaims beneficial ownership of these shares.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,022,662

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.0%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                  Page 8 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William R. Hearst, III

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) /  /   (b) /X/
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                        5  SOLE VOTING POWER                            180,569


                        6  SHARED VOTING POWER
                           960,000 shares are directly held by KPCB VII.
                           KPCB VII Associates is the general partner of
    NUMBER OF SHARES       KPCB VII.  Mr. Hearst is a general partner of KPCB
      BENEFICIALLY         VII Associates.  Mr. Hearst disclaims beneficial
     OWNED BY EACH         ownership of the shares held directly by KPCB VII.
   REPORTING PERSON
        WITH            7  SOLE DISPOSITIVE POWER                       180,569

                        8  SHARED DISPOSITIVE POWER
                           960,000 shares are directly held by KPCB VII.
                           KPCB VII Associates is the general partner of KPCB VII. Mr. Hearst is a general partner of KPCB VII Associates. Mr. Hearst disclaims beneficial ownership of the shares held directly by KPCB VII.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,140,569

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.2%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                    Page 9 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           L. John Doerr

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) /  /   (b) /X/

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                       5 SOLE VOTING POWER                              268,931
                         Includes options exercisable for 40,666 shares within 60 days hereof.

                       6 SHARED VOTING POWER
                         1,061,797 shares of which 960,000 shares are directly
                         held by KPCB VII; 86,690 shares are indirectly held
                         through the Children of L. John Doerr Trust; 4,152
    NUMBER OF            shares are indirectly held through the LJD Trust VII;
       SHARES            3,237 shares are indirectly held through the L. John
   BENEFICIALLY          Doerr Trust; and 7,718 shares are indirectly held
   OWNED BY EACH         through the LJD & AD Trustees, Vallejo Foundation.
     REPORTING           KPCB VII Associates is the general partner of KPCB
      PERSON             VII.  Mr. Doerr is a general partner of KPCB VII
       WITH              Associates.  Mr. Doerr disclaims beneficial ownership
                         of these shares.

                       7 SOLE DISPOSITIVE POWER                         268,931
                         Includes options exercisable for 40,666 shares within 60 days hereof.

                       8 SHARED DISPOSITIVE POWER
                         1,061,797 shares of which 960,000 shares are directly held by KPCB VII; 86,690 shares are indirectly held through the Children of L. John Doerr Trust; 4,152 shares are indirectly held through the LJD Trust VII; 3,237 shares are indirectly held through the L. John Doerr Trust; and 7,718 shares are indirectly held through the LJD & AD Trustees, Vallejo Foundation. KPCB VII Associates is the general partner of KPCB
                         VII. Mr. Doerr is a general partner of KPCB VII Associates. Mr. Doerr disclaims beneficial ownership of these shares.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,330,728

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.4%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                  Page 10 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph S. Lacob

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) / /   (b) /X/

  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                      5 SOLE VOTING POWER                               265,193

                      6 SHARED VOTING POWER
                        1,001,205 shares of which 960,000 shares are directly
                        held by KPCB VII and 41,205 shares are indirectly held
                        through the Lacob Children's Trust.  KPCB VII
                        Associates is the general partner of KPCB VII.
   NUMBER OF SHARES     Mr. Lacob is a general partner of KPCB VII Associates.
     BENEFICIALLY       Mr. Lacob disclaims beneficial ownership of these
    OWNED BY EACH       shares.
   REPORTING PERSON
        WITH          7 SOLE DISPOSITIVE POWER                          265,193

                      8 SHARED DISPOSITIVE POWER
                        1,001,205 shares of which 960,000 shares are directly held by KPCB VII and 41,205 shares are indirectly held through the Lacob Children's Trust. KPCB VII Associates is the general partner of KPCB VII.
                        Mr. Lacob is a general partner of KPCB VII Associates. Mr. Lacob disclaims beneficial ownership of these shares.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,266,398

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.3%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                  Page 11 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bernard Lacroute

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) /  /   (b) /X/

  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                       5 SOLE VOTING POWER                              171,958

                       6 SHARED VOTING POWER
                         960,000 shares are directly held by KPCB VII.  KPCB
                         VII Associates is the general partner of KPCB VII.
   NUMBER OF SHARES      Mr. Lacroute is a general partner of KPCB VII
    BENEFICIALLY         Associates.  Mr. Lacroute disclaims beneficial
    OWNED BY EACH        ownership of the shares held directly by KPCB VII.
    REPORTING PERSON
        WITH           7 SOLE DISPOSITIVE POWER                         171,958

                       8 SHARED DISPOSITIVE POWER
                         960,000 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII. Mr. Lacroute is a general partner of KPCB VII Associates. Mr. Lacroute disclaims beneficial ownership of the shares held directly by KPCB VII.

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,131,958

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.2%

 12   TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                 Page 12 of 20 Pages


 1   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James P. Lally

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) /  /  (b) /X/

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    5  SOLE VOTING POWER                               119,945

                    6  SHARED VOTING POWER
                       960,000 shares are directly held by KPCB VII.  KPCB VII
  NUMBER OF SHARES     Associates is the general partner of KPCB VII.
   BENEFICIALLY        Mr. Lally is a general partner of KPCB VII Associates.
   OWNED BY EACH       Mr. Lally disclaims beneficial ownership of the shares
  REPORTING PERSON     held directly by KPCB VII.
      WITH
                    7  SOLE DISPOSITIVE POWER                          119,945

                    8  SHARED DISPOSITIVE POWER
                       960,000 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII.
                       Mr. Lally is a general partner of KPCB VII Associates. Mr. Lally disclaims beneficial ownership of the shares held directly by KPCB VII.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                1,079,945

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              / /


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      1.1%

 12  TYPE OF REPORTING PERSON*                                              IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO. 641149109           13G                 Page 13 of 20 Pages


  1   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Douglas J. MacKenzie

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) /  /   (b) /X/

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                     5  SOLE VOTING POWER                              110,134

                     6  SHARED VOTING POWER
                        960,000 shares are directly held by KPCB VII.  KPCB
                        VII Associates is the general partner of KPCB VII.
   NUMBER OF SHARES     Mr. MacKenzie is a general partner of KPCB VII
     BENEFICIALLY       Associates.  Mr. MacKenzie disclaims beneficial
    OWNED BY EACH       ownership of the shares held directly by KPCB VII.
  REPORTING PERSON
        WITH         7  SOLE DISPOSITIVE POWER                         110,134

                     8  SHARED DISPOSITIVE POWER
                        960,000 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII. Mr. MacKenzie is a general partner of KPCB VII Associates. Mr. MacKenzie disclaims beneficial ownership of the shares held directly by KPCB VII.

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,070,134

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                             / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   1.1%

 12   TYPE OR REPORTING PERSON*                                             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER

               Netscape Communications Corporation

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               501 East Middlefield Road
               Mountain View,  CA 94043

ITEM 2(A)-(C).      NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

          This amended statement is being filed by KPCB VII Associates, L.P., a California Limited Partnership ("KPCB VII Associates") whose principal business address is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses and citizenships of all the general partners of KPCB VII Associates are set forth on Exhibit B hereto.

          KPCB VII Associates is general partner to Kleiner Perkins Caufield & Byers, VII, L.P., a California limited partnership ("KPCB VII"). With respect to KPCB VII Associates, this amended statement relates only to KPCB VII Associates' indirect, beneficial ownership of shares of Common Stock of Netscape Communications Corporation held directly by KPCB VII (the "Shares") and, to the extent applicable, each individual general partner'S INTEREST IN THE SHARES OVER WHICH HE HAS SOLE voting and dispositive control. The Shares are held directly by KPCB VII. Management of the business affairs of KPCB VII Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of KPCB VII Associates, each of whom disclaims beneficial ownership of the Shares.


ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

          Common Stock
          CUSIP # 641149109

ITEM 3.   NOT APPLICABLE

ITEM 4.   OWNERSHIP  Please See Item 5.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          This statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the Common Stock of Netscape, Inc.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable - See Item 5.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998


                                   KPCB VII ASSOCIATES, L.P., A CALIFORNIA
BROOK H. BYERS                     LIMITED PARTNERSHIP
KEVIN R. COMPTON
L. JOHN DOERR
WILLIAM R. HEARST III              By:    /s/ Kevin R. Compton
VINOD KHOSLA                             --------------------------------------
E. FLOYD KVAMME                           A General Partner
JOSEPH S. LACOB
BERNARD J. LACROUTE
JAMES P. LALLY
DOUGLAS P. MACKENZIE               KLEINER PERKINS CAUFIELD &
                                   BYERS VII, L.P., A CALIFORNIA LIMITED
                                   PARTNERSHIP

                                   By KPCB VII Associates, L.P., a California
By: /s/ Michael S. Curry           Limited Partnership, its General Partner
    ----------------------------
     Michael S. Curry
     Attorney-in-Fact


                                   By:     /s/ Kevin R. Compton
                                          -------------------------------------
                                           A General Partner

                                  EXHIBIT INDEX


                                                                   Found on
                                                                 Sequentially
Exhibit                                                          Numbered Page
-------                                                          -------------

Exhibit A:     Agreement of Joint Filing                              18

Exhibit B:     List of General Partners of KPCB VII Associates        19

                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING


          The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the amended statement dated February 10, 1998, containing the information required by Schedule 13G, for the shares of Netscape Communications Corporation held by Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership.

Date:  February 10, 1998



BROOK H. BYERS                     KPCB VII ASSOCIATES, A CALIFORNIA
KEVIN R. COMPTON                   LIMITED PARTNERSHIP
L. JOHN DOERR
WILLIAM R. HEARST III
VINOD KHOSLA                       By: /s/ Kevin R. Compton
JOSEPH S. LACOB                       ---------------------------------
BERNARD J. LACROUTE                     A General Partner
JAMES P. LALLY
DOUGLAS P. MACKENZIE
E. FLOYD KVAMME                    KLEINER PERKINS CAUFIELD & BYERS VII,
                                   L.P., A CALIFORNIA LIMITED PARTNERSHIP


                                   By KPCB VII Associates, L.P., a California
By: /s/ Michael S. Curry           Limited Partnership, its General Partner
    -----------------------
     Michael S. Curry
     Attorney-in-Fact


                                   By: /s/ Kevin R. Compton
                                      ----------------------------------
                                         A General Partner





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                                                        Page 19 of 20


                                    EXHIBIT B

                               General Partners of
              KPCB VII ASSOCIATES, A CALIFORNIA LIMITED PARTNERSHIP


          Set forth below, with respect to each general partner of KPCB VI Associates, is the following: (a) name; (b) business address; and
(c) citizenship.

1.   (a)  Brook H. Byers
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

2.   (a)  Kevin R. Compton
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

3.   (a)  L. John Doerr
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

4.   (a)  William R. Hearst III
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

5.   (a)  Vinod Khosla
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

6.   (a)  E. Floyd Kvamme
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

7.   (a)  Joseph S. Lacob
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

8.   (a)  Bernard J. Lacroute
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

9.   (a)  James P. Lally
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen

10.  (a)  Douglas P. MacKenzie
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c)  United States Citizen